GENERAL GOVERNMENT SECURITIES MONEY MARKET FUND
STATEMENT OF INVESTMENTS
August 31, 2005 (Unaudited)

U.S. Government Agencies - 96.4%	Annualized Yield On Date of Purchase (%)	Principal Amount ($)	Value ($)
Federal Farm Credit Banks, Consolidated			
Systemwide Floating Rate Notes:			
11/23/2005	3.56	110,000,000 a	110,001,364
2/14/2006	3.54	50,000,000 a	49,993,257
6/1/2006	3.54	100,000,000 a	100,000,000
1/22/2007	3.52	75,000,000 a	74,984,788
Federal Home Loan Banks,			
Discount Notes:			
9/1/2005	3.20	32,759,000	32,759,000
9/2/2005	3.18	50,000,000	49,995,611
9/2/2005	3.19	94,045,000	94,036,719
9/7/2005	3.22	50,000,000	49,973,417
9/9/2005	3.29	148,389,000	148,281,006
11/18/2005	3.67	44,724,000	44,371,277
11/23/2005	3.69	50,000,000	49,578,083
Floating Rate Notes:			
10/5/2005	3.52	89,860,000 a	89,851,539
4/11/2006	3.56	100,000,000 a	99,963,489
Federal Home Loan Mortgage Corporation,			
Discount Notes:			
9/27/2005	3.37	50,000,000	49,879,389
11/1/2005	3.57	50,000,000	49,700,083
11/29/2005	3.71	25,000,000	24,772,865
Federal National Mortgage Association,			
Discount Notes:			
9/21/2005	3.34	50,000,000	49,908,056
10/5/2005	3.40	150,000,000	149,522,583
10/12/2005	3.50	92,149,000	91,783,783
11/14/2005	3.67	40,204,000	39,903,185

Total U.S. Government Agencies
(cost $1,449,259,494)   **1,449,259,494**

Repurchase Agreements - 3.8%

Goldman, Sachs & Co.
  dated 8/31/2005, due 9/1/2005 in the amount
  of $57,005,653 (fully collateralized by
  $2,100,000 Federal Farm Credit Bank,
  5.80%, due 3/19/2009, value $2,260,902,
  $44,925,000 Federal Home Loan Bank,
  2.30% - 6.045%, due 9/11/2006 - 7/24/2023,
  value $44,941,575 and $10,770,000 Federal
  Home Loan Mortage Corp., 3.70% - 6%
  due 6/8/2007 - 9/3/2024, value $10,941,363)

(cost $57,000,000)	3.57	57,000,000	**57,000,000**
Total Investments (cost $1,506,259,494)		**100.2%**	1,506,259,494
Liabilities, Less Cash and Receivables		**(.2%)**	**(2,754,104)**
Net Assets		**100.0%**	**1,503,505,390**

a   Variable interest rate - subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference
to the annual and semi-annual reports previously filed with the Securities and Exchange Commission
on Form N-CSR.

GENERAL TREASURY PRIME MONEY MARKET FUND
STATEMENT OF INVESTMENTS
August 31, 2005

U.S. Treasury Bills--124.0%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
9/1/2005	2.94	14,451,000	14,451,000
9/8/2005	3.26	3,637,000	3,634,696
9/15/2005	3.23	2,895,000	2,891,375
9/22/2005	3.00	19,062,000	19,028,925
10/13/2005	3.03	7,000,000	6,975,500
10/20/2005	3.05	5,000,000	4,979,481
10/27/2005	3.38	8,000,000	7,958,311
12/1/2005	3.53	15,000,000	14,867,481
Total Investments (cost $74,786,769)	**124.0%**		**74,786,769**
Liabilities, Less Cash and Receivables	**(24.0%)**		**(14,492,890)**
Net Assets	**100.0%**		**60,293,879**

Securities valuation policies and other investment related disclosures are hereby incorporated by reference
to the annual and semi-annual reports previously filed with the Securities and Exchange Commission
on Form N-CSR.